UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FIRST QUARTER 2014 RESULTS1;2;3

Santiago, Chile, May 6th, 2014 – CCU announced today its consolidated financial results for the first quarter ended March 31st, 2014:

•          Consolidated Volumes increased 6.3% (organic 4.4%). The Chile Operating segment contributed with an increase of 6.6% (same figures for organic growth). The Río de la Plata Operating segment showed a 5.0% increase (3.1% decrease for organic growth) and the Wine Operating segment increased 10.3% this quarter (same figures for organic growth).

•          Total Net sales increased 10.1%. Organically it grew 7.9% as a consequence of 4.4% higher consolidated volumes coupled with 3.3% higher average prices.

•          Gross profit increased 6.7%. Organically it grew 5.3% as a combination of higher Net sales and an increase in Cost of sales of 322 bps as a percentage of Net sales.

•          Normalized EBITDA decreased 1.2%. On organic basis, Normalized EBITDA decreased 2.0% driven by Chile and Rio de la Plata segments, partially compensated by the Wine Operating segment.

•          Net income increased 0.6% this quarter and 0.3% organically.

•          Normalized Earnings per share 4 decreased 13.3% (decreased 13.5% organically) due to share dilution.

Key figures	Q1'14	Q1'13	Total	Organic
(In ThHL or CLP million unless stated otherwise)			change %	change %
Volumes	6,329	5,951	6.3%	4.4%
Net sales	334,811	304,100	10.1%	7.9%
Gross profit	185,784	174,184	6.7%	5.3%
Normalized EBIT	56,017	58,031	(3.5)%	(3.9)%
Normalized EBITDA	72,330	73,204	(1.2)%	(2.0)%
Net income	40,568	40,315	0.6%	0.3%
Normalized Net income	40,568	40,315	0.6%	0.3%
Normalized Earnings per share	109.8	126.6	(13.3)%	(13.5)%

1 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. For organic growth details please refer to page 8. Figures in tables and exhibits have been rounded off and may not add exactly the total shown.

2 All references in this Press Release shall be deemed to refer to Q1’14 figures compared to Q1’13 figures, unless as otherwise indicated.

3 For a comparable basis, Volumes figures consider energy drinks sales from CCU Argentina in both periods shown.

4 Considers period weighted average shares according to Capital increase as of December 31th, 2013.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 1 of 17

COMMENTS FROM THE CEO

As we have mentioned during 2013, CCU will report from now onward its consolidated results pursuant to the Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity which are as follows: Chile5, Río de la Plata6, Wine7 and Others8.

We are satisfied with CCU’s first quarter 2014 consolidated volumes which increased by 6.3% including a positive consolidation impact of 115,037 hectoliter due to the Paraguayan operation. In organic terms, the increase was 4.4%. This increase comes with market share growth in most of the categories. Nevertheless, we are not pleased with the overall results, where the Normalized EBITDA decreased 1.2%, including 0.8% positive consolidation impact related to the acquisition in Paraguay. The overall decrease was driven by Río de la Plata and Chile Operating segments. The Normalized EBITDA decrease of 1.2% is due to a 12.8% increase in MSD&A, partially compensated by 6.7% higher Gross profit. The Normalized EBITDA margin was 21.6%, 250 bps lower than Q1’13. This decrease is mainly explained by strong currency devaluation in Chile and Argentina, and higher distribution costs. In the quarter Net income grew 0.6% reaching CLP 40,568 million.

In the Chile Operating segment, the Normalized EBITDA decreased 8.4% despite of the 6.6% growth in volumes and 4.0% increase in average prices against the same quarter last year. The 10.9% increase in Net sales did not compensate the higher distribution costs and the strong Peso devaluation. In fact, the Chilean peso devaluated 5.1% during the quarter and 16.8% against the first quarter of 2013.

Río de la Plata Operating segment Normalized EBITDA decreased 26.3% in organic terms. This decrease is explained mainly due to external effects: the lower private consumption and government restrictions on our imported products portfolio affected our volumes; while high inflationary pressures and strong currency devaluation caused that our price increases could not compensate the higher costs. In fact, against the US Dollar the Argentinean peso devaluated 23.2% during the quarter and 56.2% against the first quarter of 2013.

The Wine Operating segment showed a significant 257.2% Normalized EBITDA increase. Excluding the impact of a higher exchange rate, representing CLP 2,421 million, the Normalized EBITDA grew 134.0% due to higher volumes and lower cost of wine. The volumes of this segment increased 10.3%, making an increase in the Net sales of 24.9%.

Finally, headwinds coming from weaker currencies, higher inflation and uncertainties from possible tax reforms in Chile will be tackled with excellence in the execution, branding and additional price efforts supported by cost savings. In fact, during April, we achieved additional price increases in most of our categories.

5 Chile: This segment commercializes Beers, Non Alcoholic Beverages and Spirits in the Chilean market.

6 Rio de la Plata: This segment commercializes Beers, Ciders, Non Alcoholic Beverages and Spirits in the Argentine, Uruguayan and Paraguayan market.

7 Wine: This segment commercializes wine, mainly in the export market reaching over 80 countries.

8 Other/Eliminations: Considers the non-allocated corporate overhead expenses and the result of the logistics subsidiary.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 17

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1)

NET SALES

Q1’14    Increased 10.1% to CLP 334,811 million as a result of 6.3% higher volumes and 3.5% higher average prices. Chile and Wine Operating segment contributed to this growth as follows: Chile with 10.9% increase and Wine with 24.9% increase.

On organic basis, Total Net sales increased 7.9% as a result of 4.4% higher volumes coupled with 3.3% increase in average prices. The Chile Operating segment contributed to this growth with 10.9% organic Net sales increase as volumes increased 6.6% organically coupled by 4.0% higher average prices. The Wine Operating segment contributed with a 24.9% increase, as average prices increased 13.2% coupled by 10.3% higher organic volumes. This growth was partially compensated by Río de la Plata Operating segment with 4.1% decrease as volumes decreased 3.1% organically coupled by 1.0% decrease in organic average prices.

Net sales by segment

	Net sales (million CLP)
	Q1'14	Mix	Q1'13	Mix	Total Change%	Organic Change%
1. Chile Operating segment	224,717	67.1%	202,654	66.6%	10.9	10.9
2. Río de la Plata Operating segment	76,584	22.9%	72,748	23.9%	5.3	-4.1
3. Wine Operating segment	36,371	10.9%	29,127	9.6%	24.9	24.9
4. Other/Eliminations	(2,861)	(0.9)%	(429)	(0.1)%	N/A	N/A
TOTAL	334,811	100.0%	304,100	100.0%	10.1	7.9

GROSS PROFIT

Q1’14    Increased 6.7% to CLP 185,784  million as a result of 10.1% higher Net sales, partially compensated by 14.7% higher Cost of sales, which as a percentage of Net sales, increased from 42.7% to 44.5%. As a consequence, Gross profit, as a percentage of Net sales, decreased from 57.3% to 55.5%.

On organic basis, Despite of 7.9% higher Net sales, the Gross profit increased only 5.3% to CLP 183,372 million due to 11.3% higher Cost of sales. As a consequence, Gross profit as a percentage of Net sales, decreased from 57.3% to 55.9%.

Normalized EBIT

Q1’14    Decreased 3.5% to CLP 56,017 million, mostly explained by 12.8% higher MSD&A expenses which increased to CLP 131,759 million, partially compensated by 6.7% higher Gross profit. MSD&A expenses, as a percentage of Net sales, increased from 38.4% to 39.4%, mainly as a result of higher distribution expenses due to increasing salaries and higher costs of fuel.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 17

On organic basis, Normalized EBIT decreased 3.9% to CLP 55,796 million, mostly explained by 10.9% higher MSD&A expenses, which increased to CLP 129,563 million, partially compensated by 5.3% higher Gross profit.

Normalized EBIT and Normalized EBIT margin by segment

	Normalized EBIT (million CLP)						Normalized EBIT margin
	Q1'14	Mix	Q1'13	Mix	Total Change%	Organic Change%	Q1'14	Q1'13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	40,768	72.8%	45,913	79.1%	(11.2)	(11.2)	18.1%	22.7%	(451)	(451)
2. Río de la Plata Operating segment	6,526	11.6%	8,974	15.5%	(27.3)	(29.7)	8.5%	12.3%	(381)	(330)
3. Wine Operating segment	5,328	9.5%	406	0.7%	N/A	N/A	14.7%	1.4%	1326	1326
4. Other/Eliminations	3,395	6.1%	2,738	4.7%	N/A	N/A	-	-	-	-
TOTAL	56,017	100.0%	58,031	100.0%	(3.5)	(3.9)	16.7%	19.1%	(235)	(207)

Normalized EBITDA

Q1’14    Decreased 1.2% to CLP 72,330 million and the Normalized EBITDA margin decreased from 24.1% to 21.6%. On organic basis, Normalized EBITDA decreased 2.0% to CLP  71,729 million and the Normalized EBITDA margin also decreased from 24.1% to 21.9%.

Normalized EBITDA and Normalized EBITDA margin by segment

	Normalized EBITDA (million CLP)						Normalized EBITDA margin
	Q1'14	Mix	Q1'13	Mix	Total Change%	Organic Change%	Q1'14	Q1'13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	50,299	69.5%	54,927	75.0%	(8.4)	(8.4)	22.4%	27.1%	(472)	(472)
2. Río de la Plata Operating segment	9,016	12.5%	11,421	15.6%	(21.1)	(26.3)	11.8%	15.7%	(393)	(364)
3. Wine Operating segment	7,021	9.7%	1,966	2.7%	257.2	257.2	19.3%	6.7%	1256	1256
4. Other/Eliminations	5,994	8.3%	4,889	6.7%	22.6	22.6	-	-	-	-
TOTAL	72,330	100.0%	73,204	100.0%	(1.2)	(2.0)	21.6%	24.1%	(247)	(221)

NON-OPERATING RESULT

Q1’14    Increased CLP 1,973 million from a loss of CLP 4,481 million to a loss of CLP 2,509 million mainly explained by:

•      Net financial expenses  which decreased CLP 2,658 million from a loss of CLP 3,939 million to a loss of CLP 1,281 million, due to higher financial incomes from the higher Cash and Cash equivalent related to the capital increase

•      Results as per adjustment units which decreased CLP 979 million from a loss of CLP 209 million to a loss of CLP 1,188 million, mainly due to higher inflation in the Q1’14 compared to Q1’13 periods.

•      Foreign currency exchange differences and Other gain/ loses which increased CLP 342 million from a loss of CLP 309 million to a gain of CLP 33 million mainly due to gains related to hedges covering foreign exchange variations on taxes.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 17

INCOME TAXES

Q1’14  Decreased CLP 2,162 million, mainly explained by lower results in the Rio de la Plata and Chile Operating segments and a positive effect of foreign exchange fluctuations on taxes.

NORMALIZED NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF PARENT COMPANY

Q1’14    Increased 0.6% to CLP 40,568 million mostly explained by lower EBIT partially compensated by lower Non-operating losses. On organic basis, Net income increased 0.3%.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 17

ORGANIC GROWTH

The following schedule details the effect of first time consolidation of the acquisition of the Paraguayan Operation in December 2013. For better insight, Proforma refers to consolidated results as reported for the year.

YTD AS OF MARCH	As reported		Paraguay Effect(1)	Proforma(2)		Total(3)	Organic(4)
(In ThHL or CLP million unless stated otherwise)	2014	2013		2014	2013	Change%	Change%
Volumes	6,329	5,951	115	6,214	5,951	6.3	4.4
Net sales	334,811	304,100	6,784	328,027	304,100	10.1	7.9
Net sales (CLP/HL)	52,900	51,099	58,974	52,788	51,099	3.5	3.3
Cost of sales	(149,027)	(129,916)	(4,372)	(144,655)	(129,916)	14.7	11.3
% of net sales	44.5	42.7	64.4	44.1	42.7
Gross profit	185,784	174,184	2,412	183,372	174,184	6.7	5.3
% of net sales	55.5	57.3	35.6	55.9	57.3
MSD&A	(131,759)	(116,853)	(2,196)	(129,563)	(116,853)	12.8	10.9
% of net sales	39.4	38.4	32.4	39.5	38.4
Other operating income/(expenses)	1,992	700	5	1,987	700	184.7	184.0
Normalized EBIT	56,017	58,031	221	55,796	58,031	(3.5)	(3.9)
Normalized EBIT Margin (%)	16.7	19.1	3.3	17.0	19.1
Normalized EBITDA	72,330	73,204	601	71,729	73,204	(1.2)	(2.0)
Normalized EBITDA Margin (%)	21.6	24.1	8.9	21.9	24.1
(1) Effect of excluding Paraguay's results from the quarter As reported.
(2) Excludes the mentioned effects for the period.
(3) Total Change refers to As reported figures variation.
(4) Organic Change refers to as Proforma figures variation.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 17

FIRST QUARTER OPERATING SEGMENTS HIGHLIGHTS (Exhibit 2)
1. CHILE

Net sales increased 10.9% to CLP 224,717 million as a result of 6.6% higher sales volume coupled with 4.0% higher average prices.

Normalized EBIT decreased 11.2% to CLP 40,768 million due to 17.6% higher Cost of sales and 16.7% higher MSD&A expenses, partially compensated by 10.9% higher Net sales. Cost of sales, as a percentage of Net sales, increased from 42.7% to 45.3%, explained by the devaluation of the Chilean peso and higher energy costs. MSD&A, as a percentage of Net sales, increased from 34.9% to 36.7%, almost fully explained by higher distribution costs. The Normalized EBIT margin decreased from 22.7% to 18.1%.

Normalized EBITDA decreased 8.4% to CLP 50,299 million and the Normalized EBITDA margin decreased from 27.1% to 22.4%.

Comments We increased prices across all of our categories in Chile during March and April. Value-adding innovations continued during this first quarter with good results. We launched a renewed image for Escudo and a limited edition packaging for Cristal. We launched the new Kem Extreme Ice functional drink, Cachantun Mas Granada in the flavored waters portfolio, a flavored pisco extension for Control C Manzana and new packaging for Mistral. These innovations will help us to strengthen our market position as well as lead per capita consumption.

Finally, headwinds coming from a weaker Chilean peso, higher inflation in the quarter and uncertainties from possible tax reforms will be tackled with excellence in the execution, branding and pricing efforts supported by cost savings.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 17

2. RIO DE LA PLATA

Net sales, measured in Chilean pesos, increased 5.3% to CLP 76,584  million as a result of 0.3% increase in average prices, partially compensated by 5.0% higher sales volume. Organically, Net sales decreased 4.1% as a result of 3.1% lower sales volumes, coupled by lower prices measured in CLP terms.

Normalized EBIT measured in Chilean pesos, decreased 27.3% to CLP 6,526 million. Organically, it decreased 29.7% as a result of 6.9% lower Gross profit due to higher Cost of sales as of Argentinian peso devaluation, partially compensated by 0.7% decrease in MSD&A expenses. Organically, Cost of sales as a percentage of Net sales, increased from 38.3% to 40.1%. Organic Normalized EBIT margin decreased from 12.3% to 9.0%.

Normalized EBITDA, measured in Chilean pesos, decreased 21.1% to CLP 9,016 million and Normalized EBITDA margin decreased from 15.7% to 11.8%. Organically, Normalized EBITDA decreased 26.3% and the Normalized EBITDA margin decreased from 15.7% to 12.1%

Comments Lower results in the Rio de la Plata Operating segment were mainly explained by the Argentinean operation which faced negative external conditions such as a slowdown in private consumption, higher inflation and strong currency devaluation. Lower private consumption and government restrictions on our imported products portfolio affected our volumes. Price increases did not compensate the cost increase due to inflationary pressures and the currency devaluation. In fact, against the US Dollar the Argentinean peso devaluated by 23.2% during the quarter and 56.2% against the first quarter of 2013.

Overall, the integration of the new acquired operations is progressing well and in line with management plans.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 17

3. WINE

Net sales increased 24.9% to CLP 36,371 million due to 13.2% higher average price coupled by 10.3 % higher sales volumes.

Normalized EBIT increased 1,212% to CLP 5,328 million mainly due to higher average prices, the positive effect of the devaluation of the Chilean peso in the export side of the business and lower Cost of sales on a per unit basis, due to lower cost of wine. MSD&A expenses increased 14.5% mainly due to higher marketing expenses and distribution costs. Normalized EBIT margin increased from 1.4% to 14.7%.

Normalized EBITDA increased 257.2% to CLP 7,021 million and the Normalized EBITDA margin increased from 6.7% to 19.3%. Excluding the impact of a higher exchange rate, representing CLP 2,421  million, the Normalized EBITDA grew 134.0%.

Comments VSPT outstanding sales performance during the first quarter 2014 was positively influenced by a good performance in Export and Domestic markets. Consolidated average price increased by 13.2% in CLP terms. In the export side of the business, price increased by 2.5% in USD terms. VSPT was positively affected by the depreciation of the Chilean peso against the US Dollar, with a positive CLP 2,421 million at EBITDA level as the FX increased by 16.8% on a yearly basis.

Our premium portfolio was awarded this quarter, Castillo de Molina Pinot Noir was recognized as “Wine of the Year” in Finland, and our wine 1865 Single Vineyard Cabernet Sauvignon scored 91 points in “Wine Spectator”.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 17

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating principally in Chile, Argentina, Uruguay and Paraguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•         Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market.

•         Rio de la Plata: This segment commercializes Beer, Cider, Non Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan market.

•         Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries.

•         Other/Eliminations:  It considers the non-allocated corporate overhead expenses and the result of the logistics subsidiary.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Operating Result used in the 20-F Form.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 17

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non recurring items (NRI), Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Marketing, Selling, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt

Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net profit attributable to parent company shareholder as per IFRS.

Normalized

The term “normalized” refers to performance measures (EBITDA, EBIT, Net income, EPS) before exceptional items.

Organic growth

Organic growth refers to growth excluding the effect of consolidation changes and the effect of first time consolidation an acquisition.

UF

The UF is a monetary unit indexed to the CPI variation.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 17

Exhibit 1: Income Statement (First Quarter 2014)
First Quarter	2014	2013	2014	2013	Total	Organic
	(CLP million)		(USD million)(1)		Change %	Change %
Net sales	334,811	304,100	607	551	10.1	7.9
Cost of sales	(149,027)	(129,916)	(270)	(235)	14.7	11.3
% of net sales	44.5	42.7	44.5	42.7	-	-
Gross profit	185,784	174,184	337	316	6.7	5.3
MSD&A	(131,759)	(116,853)	(239)	(212)	12.8	10.9
% of net sales	39.4	38.4	0.1	0.1	-	-
Other operating income/(expenses)	1,992	700	4	1	184.7	184.0
Normalized EBIT	56,017	58,031	101	105	(3.5)	(3.9)
% of net sales	16.7	19.1	16.7	19.1	-	-
Exceptional items	-	-	-	-	-	-
EBIT	56,017	58,031	101	105	(3.5)	(3.9)
% of net sales	16.7	19.1	16.7	19.1	-	-
Net financial expenses	(1,281)	(3,939)	(2)	(7)	(67.5)	(36.1)
Equity and income of JVs	(73)	(24)	(0)	(0)	196.7	196.7
Foreign currency exchange differences	(1,251)	(118)	(2)	(0)	957.6	978.6
Results as per adjustment units	(1,188)	(209)	(2)	(0)	468.1	468.1
Other gains/(losses)	1,284	(191)	2	(0)	(773.0)	(773.0)
Total Non-operating result	(2,509)	(4,481)	(5)	(8)	(44.0)	(15.9)
Income/(loss) before taxes	53,508	53,550	97	97	(0.1)	(0.5)
Income taxes	(9,286)	(11,448)	(17)	(21)	(18.9)	(18.9)
Net income for the year	44,222	42,102	80	76	5.0	4.5

Normalized net income attributable to:
The equity holders of the parent	40,568	40,315	74	73	0.6	0.3

Net income attributable to:
The equity holders of the parent	40,568	40,315	74	73	0.6	0.3
Non-controlling interest	3,654	1,787	7	3	104.5	110.9

Normalized EBITDA	72,330	73,204	131	133	(1.2)	(2.0)
% of net sales	21.6	24.1	21.6	24.1	-	-
EBITDA	72,330	73,204	131	133	(1.2)	(2.0)
% of net sales	21.6	24.1	21.6	24.1	-	-

OTHER INFORMATION
Number of shares(2)	369,502,872	318,502,872	369,502,872	318,502,872
Shares per ADR	2	2	2	2

Normalized Earnings per share	109.79	126.58	0.20	0.23	(13.3)	(13.5)
Earnings per share	109.79	126.58	0.20	0.23	(13.3)	(13.5)
Normalized Earnings per ADR	219.58	253.16	0.40	0.46	(13.3)	(13.5)
Earnings per ADR	219.58	253.16	0.40	0.46	(13.3)	(13.5)

Depreciation	16,313	15,173	30	27	7.5	5.0
Capital Expenditures	28,020	23,565	51	43	18.9	18.9
(1) Average Exchange rate for the period: US$1.00 = CLP 551.91
(2) Considers period weighted average shares according to capital increase as of December 31, 2013.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 12 of 17

Exhibit 2: Segment Information (First Quarter 2014)
	1. Chile Operating segment				2. Río de la Plata Operating segment				3. Wine Operating segment
First Quarter
(In ThHL or CLP million unless stated otherwise)	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %
Volumes	4,553	4,273	6.6	6.6	1,496	1,425	5.0	(3.1)	280	254	10.3	10.3
Net sales	224,717	202,654	10.9	10.9	76,584	72,748	5.3	(4.1)	36,371	29,127	24.9	24.9
Net sales (CLP/HL)	49,350	47,432	4.0	4.0	51,205	51,057	0.3	(1.0)	129,904	114,719	13.2	13.2
Cost of sales	(101,688)	(86,434)	17.6	17.6	(32,350)	(27,829)	16.2	0.5	(20,538)	(19,369)	6.0	6.0
% of net sales	45.3	42.7			42.2	38.3			56.5	66.5
Gross profit	123,030	116,220	5.9	5.9	44,233	44,919	(1.5)	(6.9)	15,834	9,758	62.3	62.3
% of net sales	54.7	57.3			57.8	61.7			43.5	33.5
MSD&A	(82,509)	(70,719)	16.7	16.7	(38,056)	(36,102)	5.4	(0.7)	(10,825)	(9,450)	14.5	14.5
% of net sales	36.7	34.9			49.7	49.6			29.8	32.4
Other operating income/(expenses)	247	411	(40.0)	(40.0)	348	157	121.7	118.5	320	98	225.0	225.0
Normalized EBIT	40,768	45,913	(11.2)	(11.2)	6,526	8,974	(27.3)	(29.7)	5,328	406	N/A	N/A
Normalized EBIT margin (%)	18.1	22.7			8.5	12.3			14.7	1.4
Exceptional items	-	-	-	-	-	-	-	-	-	-	-	-
Normalized EBITDA	50,299	54,927	(8.4)	(8.4)	9,016	11,421	(21.1)	(26.3)	7,021	1,966	257.2	257.2
Normalized EBITDA margin (%)	22.4	27.1			11.8	15.7			19.3	6.7

	4. Other/eliminations				Total
First Quarter
(In ThHL or CLP million unless stated otherwise)	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %
Volumes	-	-			6,329	5,951	6.3	4.4
Net sales	(2,861)	(429)	N/A	N/A	334,811	304,100	10.1	7.9
Net sales (CLP/HL)					52,900	51,099	3.5	3.3
Cost of sales	5,549	3,716	49.3	49.3	(149,027)	(129,916)	14.7	11.3
% of net sales					44.5	42.7
Gross profit	2,688	3,287	(18.2)	(18.2)	185,784	174,184	6.7	5.3
% of net sales					55.5	57.3
MSD&A	(370)	(581)	(36.4)	(36.4)	(131,759)	(116,853)	12.8	10.9
% of net sales					39.4	38.4
Other operating income/(expenses)	1,077	33	N/A	N/A	1,992	700	184.7	184.0
Normalized EBIT	3,395	2,738	24.0	24.0	56,017	58,031	(3.5)	(3.9)
Normalized EBIT margin (%)					16.7	19.1
Exceptional items	-	-	-	-	-	-	-	-
Normalized EBITDA	5,994	4,889	22.6	22.6	72,330	73,204	(1.2)	(2.0)
Normalized EBITDA margin (%)					21.6	24.1

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 13 of 17

Exhibit 3: Balance Sheet
	March 31	December 31	March 31	December 31	Total Change%
	2014	2013	2014	2013
	(CLP million)		(US$ million)(1)
ASSETS
Cash and cash equivalents	348,044	408,853	631	742	(14.9)
Other current assets	374,048	409,644	679	743	(8.7)
Total current assets	722,091	818,497	1,310	1,485	(11.8)

PP&E (net)	682,698	680,994	1,239	1,236	0.3
Other non current assets	225,226	228,229	409	414	(1.3)
Total non current assets	907,925	909,223	1,647	1,650	(0.1)
Total assets	1,630,016	1,727,720	2,957	3,135	(5.7)

LIABILITIES
Short term financial debt	54,015	120,488	98	219	(55.2)
Other liabilities	258,135	288,641	468	524	(10.6)
Total current liabilities	312,150	409,129	566	742	(23.7)

Long term financial debt	137,831	142,763	250	259	(3.5)
Other liabilities	87,765	91,584	159	166	(4.2)
Total non current liabilities	225,596	234,347	409	425	(3.7)
Total Liabilities	537,746	643,476	976	1,167	(16.4)

EQUITY
Paid-in capital	562,693	562,693	1,021	1,021	-
Other reserves	(79,484)	(65,882)	(144)	(120)	(20.6)
Retained earnings	512,288	491,864	929	892	4.2
Net equity attributable to parent company shareholders	995,497	988,676	1,806	1,794	0.7
Minority interest	96,773	95,568	176	173	1.3
Total equity	1,092,270	1,084,244	1,982	1,967	0.7
Total equity and liabilities	1,630,016	1,727,720	2,957	3,135	(5.7)

OTHER FINANCIAL INFORMATION

Total financial debt	191,846	263,251	348	478	(27.1)

Net Financial debt	(156,198)	(145,602)	(283)	(264)	7.3

Liquidity ratio	2.31	2.00
Financial Debt / Capitalization	0.15	0.20
Net Financial debt / EBITDA	(0.62)	(0.58)
(1) Exchange rate as of March 31, 2014: US$1.00 = CLP 551.18

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 14 of 17

PROFORMA FINANCIAL REPORTING STRUCTURE

As we have mentioned in press releases during 2013, CCU determined that starting in 2014 it will report its consolidated results pursuant to the following operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: Chile9, Río de la Plata10 and Wine11. Corporate revenues and expenses are presented separately within the Other12.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by each segment chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

We will evaluate the performance of the segments based on several indicators, including EBIT, EBITDA, EBITDA margin, volumes and sales revenues. Sales between segments are conducted using terms and conditions at current market rates.

The following tables detail historical information regarding the Operating segments mentioned above.

9 Chile: This segment commercializes Beers, Non Alcoholic Beverages and Spirits in the Chilean market.

10 Rio de la Plata: This segment commercializes Beers, Ciders, Non Alcoholic Beverages and Spirits in the Argentine, Uruguayan and Paraguayan market.

11 Wine: This segment commercializes wine, mainly in the export market reaching over 80 countries.

12 Other/Eliminations: Considers the non-allocated corporate overhead expenses and the result of the logistics subsidiary.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 15 of 17

	1. Chile Business segment
	2011					2012					2013
(In ThHL or CLP million unless stated otherwise)	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year
Volumes	3,448	2,488	2,758	3,909	12,604	3,895	2,812	2,967	4,170	13,844	4,273	3,141	3,414	4,740	15,568
Net sales	161,732	119,888	136,336	194,505	612,462	186,671	136,725	149,347	203,786	676,529	202,654	155,461	172,248	234,833	765,196
Net sales (CLP/HL)	46,906	48,189	49,438	49,758	48,593	47,931	48,620	50,327	48,870	48,867	47,430	49,495	50,459	49,546	49,153
Cost of sales	(69,750)	(57,264)	(62,706)	(82,861)	(272,581)	(83,140)	(68,506)	(70,091)	(86,621)	(308,359)	(86,434)	(73,722)	(79,754)	(103,320)	(343,230)
% of net sales	43.1	47.8	46.0	42.6	44.5	44.5	50.1	46.9	42.5	45.6	(42.7)	(47.4)	(46.3)	(44.0)	(44.9)
Gross profit	91,982	62,624	73,631	111,644	339,881	103,531	68,219	79,256	117,165	368,170	116,220	81,738	92,493	131,513	421,965
% of net sales	56.9	52.2	54.0	57.4	55.5	55.5	49.9	53.1	57.5	54.4	57.3	52.6	53.7	56.0	55.1
MSD&A	(51,137)	(43,738)	(46,487)	(60,767)	(202,130)	(60,540)	(49,366)	(52,377)	(69,413)	(231,696)	(70,719)	(57,784)	(62,133)	(84,567)	(275,203)
% of net sales	31.6	36.5	34.1	31.2	33.0	32.4	36.1	35.1	34.1	34.2	34.9	37.2	36.1	36.0	36.0
Other operating income/(expenses)	948	(100)	246	818	1,912	115	(121)	576	1,176	1,746	411	(70)	142	902	1,385
Normalized EBIT	41,793	18,785	27,389	51,695	139,663	43,106	18,732	27,454	48,928	138,221	45,913	23,884	30,502	47,849	148,148
Normalized EBIT margin (%)	25.8	15.7	20.1	26.6	22.8	23.1	13.7	18.4	24.0	20.4	22.7	15.4	17.7	20.4	19.4
Exceptional items	6,872	-	-	-	6,872	-	-	-	-	-	-	-	-	(780)	(780)
EBIT	48,664	18,785	27,389	51,695	146,535	43,106	18,732	27,454	48,928	138,221	45,913	23,884	30,502	47,068	147,367
% of net sales	30.1	15.7	20.1	26.6	23.9	23.1	13.7	18.4	24.0	20.4	22.7	15.4	17.7	20.0	19.3
Normalized EBITDA	48,589	25,927	34,630	58,987	168,133	50,575	27,072	35,977	57,882	171,506	54,927	33,208	39,695	57,851	185,682
Normalized EBITDA margin (%)	30.0	21.6	25.4	30.3	27.5	27.1	19.8	24.1	28.4	25.4	27.1	21.4	23.0	24.6	24.3
EBITDA	55,461	25,927	34,630	58,987	175,004	50,575	27,072	35,977	57,882	171,506	54,927	33,208	39,695	57,071	184,902
% of net sales	34.3	21.6	25.4	30.3	28.6	27.1	19.8	24.1	28.4	25.4	27.1	21.4	23.0	24.3	24.2

	2. Rio de la Plata Business segment
	2011					2012					2013
(In ThHL or CLP million unless stated otherwise)	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year
Volumes	1,271	851	937	1,522	4,581	1,263	779	1,014	1,733	4,789	1,425	874	1,091	1,683	5,072
Net sales	52,887	36,848	45,643	85,525	220,903	63,956	41,089	55,322	93,459	253,826	72,748	45,939	62,530	101,218	282,435
Net sales (CLP/HL)	41,610	43,300	48,712	56,193	48,222	50,639	52,777	54,534	53,918	52,998	51,052	52,561	57,315	60,131	55,682
Cost of sales	(20,737)	(16,721)	(20,773)	(33,006)	(91,237)	(24,216)	(16,750)	(23,182)	(35,884)	(100,033)	(27,829)	(20,774)	(27,212)	(37,450)	(113,265)
% of net sales	39.2	45.4	45.5	38.6	41.3	37.9	40.8	41.9	38.4	39.4	38.3	45.2	43.5	37.0	40.1
Gross profit	32,150	20,127	24,870	52,519	129,666	39,740	24,339	32,140	57,575	153,794	44,919	25,165	35,318	63,768	169,171
% of net sales	60.8	54.6	54.5	61.4	58.7	62.1	59.2	58.1	61.6	60.6	61.7	54.8	56.5	63.0	59.9
MSD&A	(23,091)	(18,115)	(22,249)	(36,958)	(100,413)	(29,649)	(25,795)	(29,710)	(40,896)	(126,049)	(36,102)	(29,386)	(34,869)	(42,614)	(142,972)
% of net sales	43.7	49.2	48.7	43.2	45.5	46.4	62.8	53.7	43.8	49.7	49.6	64.0	55.8	42.1	50.6
Other operating income/(expenses)	72	92	(240)	24	(52)	95	(119)	102	234	313	157	199	304	378	1,038
Normalized EBIT	9,131	2,104	2,381	15,585	29,201	10,187	(1,574)	2,532	16,913	28,057	8,974	(4,023)	753	21,532	27,237
Normalized EBIT margin (%)	17.3	5.7	5.2	18.2	13.2	15.9	(3.8)	4.6	18.1	11.1	12.3	(8.8)	1.2	21.3	9.6
Exceptional items	-	-	(440)	56	(384)	-	-	-	-	-	-	-	-	(543)	(543)
EBIT	9,131	2,104	1,941	15,641	28,817	10,187	(1,574)	2,532	16,913	28,057	8,974	(4,023)	753	20,989	26,693
% of net sales	17.3	5.7	4.3	18.3	13.0	15.9	(3.8)	4.6	18.1	11.1	12.3	(8.8)	1.2	20.7	9.5
Normalized EBITDA	10,545	3,502	3,843	17,209	35,099	11,781	119	4,262	18,918	35,080	11,421	(1,507)	3,462	23,817	37,194
Normalized EBITDA margin (%)	19.9	9.5	8.4	20.1	15.9	18.4	0.3	7.7	20.2	13.8	15.7	(3.3)	5.5	23.5	13.2
EBITDA	10,545	3,502	3,403	17,265	34,715	11,781	119	4,262	18,918	35,080	11,421	(1,507)	3,462	23,274	36,651
% of net sales	19.9	9.5	7.5	20.2	15.7	18.4	0.3	7.7	20.2	13.8	15.7	(3.3)	5.5	23.0	13.0

	3. Wine Business segment
	2011					2012					2013
(In ThHL or CLP million unless stated otherwise)	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year
Volumes	251	314	343	304	1,212	266	346	356	308	1,276	254	353	364	303	1,274
Net sales	28,437	35,102	38,330	36,479	138,348	31,199	40,690	39,862	37,806	149,557	29,127	42,053	42,628	38,447	152,255
Net sales (CLP/HL)	113,137	111,731	111,875	119,997	114,149	117,362	117,568	112,118	122,614	117,226	114,722	119,182	117,119	126,691	119,493
Cost of sales	(18,574)	(23,480)	(25,268)	(22,527)	(89,850)	(21,250)	(26,952)	(24,481)	(22,952)	(95,635)	(19,369)	(26,868)	(25,044)	(21,584)	(92,864)
% of net sales	65.3	66.9	65.9	61.8	64.9	68.1	66.2	61.4	60.7	63.9	66.5	63.9	58.7	56.1	61.0
Gross profit	9,864	11,621	13,062	13,952	48,498	9,949	13,738	15,381	14,855	53,922	9,758	15,185	17,585	16,863	59,391
% of net sales	34.7	33.1	34.1	38.2	35.1	31.9	33.8	38.6	39.3	36.1	33.5	36.1	41.3	43.9	39.0
MSD&A	(8,908)	(9,775)	(10,677)	(10,882)	(40,242)	(9,291)	(10,662)	(11,454)	(11,768)	(43,175)	(9,450)	(11,322)	(12,679)	(12,585)	(46,036)
% of net sales	31.3	27.8	27.9	29.8	29.1	29.8	26.2	28.7	31.1	28.9	32.4	26.9	29.7	32.7	30.2
Other operating income/(expenses)	96	63	411	1,596	2,166	189	47	69	2	306	98	(29)	(85)	(150)	(166)
Normalized EBIT	1,052	1,909	2,796	4,666	10,422	846	3,123	3,996	3,088	11,053	406	3,834	4,820	4,128	13,189
Normalized EBIT margin (%)	3.7	5.4	7.3	12.8	7.5	2.7	7.7	10.0	8.2	7.4	1.4	9.1	11.3	10.7	8.7
Exceptional items	5,861	-	606	-	6,467	-	-	-	-	-	-	-	-	(276)	(276)
EBIT	6,913	1,909	3,402	4,666	16,890	846	3,123	3,996	3,088	11,053	406	3,834	4,820	3,853	12,913
% of net sales	24.3	5.4	8.9	12.8	12.2	2.7	7.7	10.0	8.2	7.4	1.4	9.1	11.3	10.0	8.5
Normalized EBITDA	2,604	3,598	4,398	6,241	16,841	2,521	4,854	5,552	4,693	17,619	1,966	5,538	6,685	6,239	20,428
Normalized EBITDA margin (%)	9.2	10.2	11.5	17.1	12.2	8.1	11.9	13.9	12.4	11.8	6.7	13.2	15.7	16.2	13.4
EBITDA	8,465	3,598	5,005	6,241	23,308	2,521	4,854	5,552	4,693	17,619	1,966	5,538	6,685	5,963	20,152
% of net sales	29.8	10.2	13.1	17.1	16.8	8.1	11.9	13.9	12.4	11.8	6.7	13.2	15.7	15.5	13.2

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 16 of 17

	4. Other / Eliminations
	2011					2012					2013
(In ThHL or CLP million unless stated otherwise)	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year
Volumes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net sales	(794)	(449)	(267)	(653)	(2,162)	(347)	(485)	(555)	(2,835)	(4,223)	(429)	(6)	(692)	(1,533)	(2,660)
Net sales (CLP/HL)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales	1,526	1,138	1,347	1,796	5,806	2,966	2,180	2,095	3,699	10,939	3,716	1,870	2,498	4,579	12,663
% of net sales
Gross profit	732	689	1,080	1,143	3,644	2,619	1,694	1,540	863	6,716	3,287	1,864	1,806	3,046	10,003
% of net sales
MSD&A	476	(3,583)	(1,477)	(1,638)	(6,223)	165	(3,031)	(1,581)	124	(4,323)	(581)	(3,760)	(3,291)	(1,680)	(9,313)
% of net sales
Other operating income/(expenses)	29	251	380	2,545	3,204	141	1,232	123	(31)	1,464	33	41	83	1,835	1,992
Normalized EBIT	1,237	(2,644)	(17)	2,049	626	2,925	(105)	81	956	3,857	2,738	(1,854)	(1,402)	3,200	2,682
Normalized EBIT margin (%)
Exceptional items	(49)	-	-	-	(49)	-	-	-	-	-	-	-	-	(1,390)	(1,390)
EBIT	1,188	(2,644)	(17)	2,049	576	2,925	(105)	81	956	3,857	2,738	(1,854)	(1,402)	1,810	1,292
% of net sales
Normalized EBITDA	2,993	(860)	1,607	3,882	7,622	5,021	1,681	2,071	2,970	11,743	4,889	694	964	5,651	12,198
Normalized EBITDA margin (%)
EBITDA	2,944	(860)	1,607	3,882	7,572	5,021	1,681	2,071	2,970	11,743	4,889	694	964	4,261	10,808
% of net sales

	Total
	2011					2012					2013
(In ThHL or CLP million unless stated otherwise)	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year
Volumes	4,971	3,652	4,037	5,736	18,397	5,423	3,937	4,337	6,212	19,909	5,951	4,367	4,870	6,726	21,914
Net sales	242,263	191,389	220,042	315,857	969,551	281,480	218,019	243,976	332,216	1,075,690	304,100	243,446	276,715	372,966	1,197,227
Net sales (CLP/HL)	48,735	52,406	54,502	55,066	52,702	51,901	55,380	56,248	53,482	54,030	51,102	55,747	56,820	55,447	54,632
Cost of sales	(107,535)	(96,328)	(107,400)	(136,599)	(447,862)	(125,641)	(110,029)	(115,659)	(141,758)	(493,087)	(129,916)	(119,494)	(129,512)	(157,775)	(536,697)
% of net sales	44.4	50.3	48.8	43.2	46.2	44.6	50.5	47.4	42.7	45.8	42.7	49.1	46.8	42.3	44.8
Gross profit	134,728	95,061	112,643	179,258	521,689	155,838	107,990	128,316	190,458	582,603	174,184	123,952	147,203	215,191	660,530
% of net sales	55.6	49.7	51.2	56.8	53.8	55.4	49.5	52.6	57.3	54.2	57.3	50.9	53.2	57.7	55.2
MSD&A	(82,660)	(75,211)	(80,890)	(110,246)	(349,007)	(99,314)	(88,853)	(95,123)	(121,953)	(405,243)	(116,853)	(102,252)	(112,973)	(141,446)	(473,524)
% of net sales	34.1	39.3	36.8	34.9	36.0	35.3	40.8	39.0	36.7	37.7	38.4	42.0	40.8	37.9	39.6
Other operating income/(expenses)	1,144	305	797	4,984	7,230	540	1,039	870	1,380	3,828	700	141	443	2,965	4,249
Normalized EBIT	53,212	20,155	32,550	73,995	179,912	57,064	20,176	34,063	69,885	181,188	58,031	21,841	34,673	76,710	191,255
Normalized EBIT margin (%)	22.0	10.5	14.8	23.4	18.6	20.3	9.3	14.0	21.0	16.8	19.1	9.0	12.5	20.6	16.0
Exceptional items	12,683	-	166	56	12,905	-	-	-	-	-	-	-	-	(2,989)	(2,989)
EBIT	65,896	20,155	32,716	74,052	192,818	57,064	20,176	34,063	69,885	181,188	58,031	21,841	34,673	73,720	188,266
% of net sales	27.2	10.5	14.9	23.4	19.9	20.3	9.3	14.0	21.0	16.8	19.1	9.0	12.5	19.8	15.7
Normalized EBITDA	64,732	32,166	44,478	86,318	227,694	69,897	33,726	47,862	84,464	235,948	73,204	37,932	50,807	93,559	255,502
Normalized EBITDA margin (%)	26.7	16.8	20.2	27.3	23.5	24.8	15.5	19.6	25.4	21.9	24.1	15.6	18.4	25.1	21.3
EBITDA	77,415	32,166	44,644	86,374	240,600	69,897	33,726	47,862	84,464	235,948	73,204	37,932	50,807	90,569	252,512
% of net sales	32.0	16.8	20.3	27.3	24.8	24.8	15.5	19.6	25.4	21.9	24.1	15.6	18.4	24.3	21.1

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 17 of 17

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 7, 2014